UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On August 19, 2026, WF International Limited, a Cayman Islands exempted company (the “Company” or “WF”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with the certain investors (collectively, the “Purchasers”), pursuant to which the Company agreed to sell and issue to the Purchasers, in a registered direct offering (the “Offering”), 111,333 ordinary shares, par value $0.00001 per share, of the Company (the “Shares”), at an offering price of $1.50 per share.

The Offering is expected to close on August 21, 2026. The Shares are offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-333-295778), which was initially filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2026, and was declared effective by the SEC on May 27, 2026 (the “Registration Statement”), the base prospectus dated May 27, 2026 contained in the Registration Statement, and a prospectus supplement dated August 20, 2026 filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

The Company expects to receive gross proceeds from the Offering of approximately $166,999.50, before deducting estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering for general corporate purposes.

The Share Purchase Agreement contains customary conditions to closing, representations and warranties of the Company and the Purchasers, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

A copy of the opinion of Maples and Calder (Hong Kong) LLP, Cayman counsel to the Company, relating to the legality of the Shares is filed as Exhibit 5.1 to this Report on Form 6-K (this “Report”) and is incorporated by reference into the Registration Statement.

The foregoing summary of the terms of the Share Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the form of such document attached to this Report as Exhibit 10.1, and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into (1) the registration statement on Form F-3, as amended (File No. 333-295778), and (2) the post-effective amendment on Form F-3 to the registration statement on Form F-1 (File No. 333-290595) of the Company, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Document
5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Shares
10.1	Form of the Share Purchase Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: August 20, 2026